Exhibit (d)(8)(d)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of May 1, 2020 to the Sub-Advisory Agreement dated May 1, 2002, as amended (the "Agreement"), between Transamerica Asset Management, Inc. and Morgan Stanley Investment Management Inc. (the "Sub-Adviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

Schedule B to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule B, and all references in the Agreement to Schedule B shall be deemed to refer to the attached Schedule B.

A new Section is hereby added to the Agreement as Section 2(e). This Section 2(e) states the following:

"The Sub-adviser will monitor the security valuations of assets held by the portfolios. If the Sub-adviser believes that an asset needs to be fair valued then it will notify the Investment Adviser promptly. In addition, the Sub-adviser will be available to discuss valuations with the Fund's Valuation Committee at their request. As it relates to any illiquid securities held by Transamerica Morgan Stanley Global Allocation VP, that are transitioned to the Sub-adviser as of May 1, 2020, the Sub-adviser (i) makes no representation as to such securities' compliance with this Agreement, applicable laws or regulations, or otherwise; and (ii) will rely solely on the information provided by TAM in order to value the illiquid securities and will not have any liability related to the reliance of such information. For such securities for which adequate information is not available to provide an estimate of fair value, the Sub-adviser will use the pricing information obtained from TAM and carry it forward until such time as adequate information becomes available."

In all other respects, the Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2020.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/Christopher A. Staples

Name: Christopher A. Staples

Title: Senior Vice President

MORGAN STANLEY INVESTMENT MANAGEMENT

INC.

By: /s/ John Hagarty______________________

Name: John Hagarty

Title: Managing Director

SUB-ADVISORY AGREEMENT

SCHEDULE A

as of May 1, 2020

Transamerica Morgan Stanley Capital Growth VP

Transamerica Morgan Stanley Global Allocation VP

SCHEDULE B

as of May 1, 2020

Portfolio	Sub-Adviser Compensation*

Transamerica Morgan Stanley Capital Growth	0.27% of the first $1.5 billion;
VP**	0.23% over $1.5 billion up to $3 billion;

0.22% over $3 billion up to $5 billion; and
0.20% in excess of over $5 billion.
Transamerica Morgan Stanley Global Allocation	0.27% of the first $500 million;
VP	0.26% between $500 million and $1,000

million;
0.25% between $1,000 million up to $3,000
million; and
0.21% in excess of over $3,000 million.

*As a percentage of average daily net assets on an annual basis.

**The average daily net assets for the purpose of calculating sub-advisory fees will be determined on the basis of the combined assets of Transamerica Capital Growth, Transamerica Morgan Stanley Capital Growth VP, Morgan Stanley Investment Management Inc. ("Morgan Stanley") managed assets for Transamerica Large Growth, and Morgan Stanley Growth Retirement Option, a separately managed account of Transamerica Life Insurance that is also advised by Morgan Stanley.